August 11, 2011

Via Edgar

Ms. Tamara Tangen, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:          ASAP Expo, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed July 19, 2011
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011
Filed July 19, 2011
File No. 001-34294

Dear Ms. Tamara Tangen,

On behalf of ASAP Expo, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated August 2, 2011 (the “Letter”) regarding the Company’s Annual Report on Form 10-K/a for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed on July 19, 2011 and the Company’s Quarterly Report on Form 10-Q/A for fiscal quarter ended March 31, 2011 (the “Form 10-Q”) filed on July 19, 2011.

We have made every effort to address your observations and recommendations included in the Letter where appropriate. For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2010, filed on July 19, 2011

Facing Sheet

1. In future filings, do not include an “N/A” checkbox following the paragraph which refers to Interactive Data. If the company is not yet subject to the Interactive Data requirements, leave both the Yes and the No boxes unchecked.

Response: Thank you for the notification and we will update for future filings

2. At the bottom of the Facing Sheet you are to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed using the price at the last business day of your second fiscal quarter. In this regard, for this Form 10-K/A for the year ended December 31, 2010 should reflect the non-affiliate market value as of
June 30, 2010.

Response: We have updated the date and market value to reflect June 30, 2010

3. Remove the qualifications that you have included after the market value amount.

Response: We have updated and removed qualifications after the market value amount.

Table of Contents, page 3

4. Notwithstanding your response, the table of contents is not compliant with that set forth in the Form 10-K Official Text. The Item numbers throughout your filing are also incorrectly numbered. We have the same observation regarding your Item numbers and disclosures in the Form 10-Q/A filed on July 19, 2011. Revise the Item numbers and add disclosures as necessary to comply with such Items.

Response: We have updated the date and revised the Item numbers and added disclosures necessary to comply with the Items.

Explanatory Note, page 3

5. Please revise to exclude any reference to Regulation S-B as this regulation has been superseded. In this regard, the changes you have been asked to make are to bring your disclosures into compliance with Item 10, paragraph f of Regulation S-K and not Article 8 of Regulation S-X, which relates to the audited financial statements.

Response: We have updated and removed any references to Article 8 of Regulation S-X

6. Your reference to an evaluation date of July 14, 2011 should be corrected to reflect the fact that the evaluation of the effectiveness of disclosure controls and procedures is made as of the last day of the period, December 31, 2010. Revise accordingly.

Response: We have updated the date as last day of the period December 31, 2010

7. When revising your Explanatory Note, please include a discussion of the changes that were made to the Forward-Looking Statements section on page 4 and please consider whether any other changes need to be made in response to other comments contained in this letter.

Response: We have updated the Explanatory Note to include changes made in the Forward-Looking Statements section and considered no further changes are needed in response to other comments by the letter,

Evaluation of Controls and Procedures, page 20

8. We note that you have provided revised disclosure related to your evaluation of disclosure controls and procedures on page 21. These revisions were meant to replace, not to supplement, the last paragraph on page 20. Revise accordingly.

Response: We have updated the Evaluation of Controls and Procedures and replaced the last paragraph as advised.

9. We note your belief that “management’s failure to perform or complete its report on internal controls over financial reporting did not significantly impact its conclusions regarding the effectiveness of [y]our disclosure controls and procedures at December 31, 2010.” Disclosure controls and procedures include, “controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”
Considering management's failure to provide its report on internal control over financial reporting, along with the fact that the company essentially filed its annual report on a
Form not in use for three years, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedures are effective. Amend the Form 10-
K/A to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. If you continue to believe that your disclosure controls and procedures were effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Response: It can be considered management’s inability to effectively perform internal controls over financial reporting in the past due to the company filing and using a Form not in use for 3 years. The company and management do believe that going forward, it is in position to perform and complete its report on internal controls effectively due to the use of the correct Form as advised by the SEC comment letters.

Please do not hesitate to contact the undersigned at (213) 625-1200 if we can be of further assistance. We thank you in advance for your customary courtesies.

Sincerely,

/s/ Frank Yuan
Frank Yuan
CEO
ASAP Expo Inc.